20 Massachusetts Avenue, Washington D.C.
Square Feet: 339,541.
Primary Tenant: U.S. Citizenship and Immigration Service.

Exhibit 99.2



20
MASSACHUSETTS
AVENUE

Government Properties Income Trust
Third Quarter 2013
Supplemental Operating and Financial Data

All amounts in this report are unaudited.

GOV
LISTED
NYSE®



TABLE OF CONTENTS

TABLE OF CONTENTS

WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• OUR ACQUISITIONS AND SALES OF PROPERTIES,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• THE CREDIT QUALITY OF OUR TENANTS,

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

• OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,
• OUR EXPECTATION THAT THERE MAY BE AN INCREASE IN DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION , OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY WITH RESPECT TO THOSE MARKETS IN WHICH OUR TENANTS ARE LOCATED,

• THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,



- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- CONTINGENCIES IN OUR PENDING AND FUTURE ACQUISITION AGREEMENTS AND OUR FUTURE SALES AGREEMENTS MAY NOT BE SATISFIED AND COULD RESULT IN SUCH ACQUISITIONS AND SALES NOT OCCURRING OR BEING DELAYED, OR COULD RESULT IN THE TERMS OF THE TRANSACTIONS CHANGING. ALSO, WE MAY SELL PROPERTIES HELD FOR SALE AT AMOUNTS THAT ARE LESS THAN THEIR CURRENT CARRYING VALUE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHT TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGES IN GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

603 San Juan Avenue, Stockton, CA.
Square Feet: 22,012.
Tenant: U.S. Immigration and Customs Enforcement.

CORPORATE INFORMATION







COMPANY PROFILE

The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which owns properties located throughout the United States that are majority leased to government tenants. The majority of our properties are office buildings. As of September 30, 2013, we owned 61 properties primarily leased to the U.S. Government, 18 properties primarily leased to 10 state governments, one property leased to the United Nations, an international intergovernmental agency, one property available for lease, and three properties held for sale. We are included in the S&P Small Cap 600 Index, the Russell 2000® stock index and the MSCI US REIT index.

Management:

GOV is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties, located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 860 employees in its headquarters and regional offices located throughout the U.S. In addition to managing GOV, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Select Income REIT, or SIR, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company, which is a tenant of SNH and which manages certain of SNH's senior living communities for SNH's account, and to TravelCenters of America LLC, or TA, an operator of travel centers, which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $23.0 billion as of September 30, 2013.   We believe that being managed by RMR is a competitive advantage for GOV because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – GOV

Issuer Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 9/30/2013)[1]:

Total properties	81
Total sq. ft. (000s)	10,001
Percent leased	94.6%

[1] Excludes three properties included in discontinued operations and classified as held for sale as of September 30, 2013.



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@govreit.com, or Elisabeth Olmsted, Senior
Manager, Investor Relations, at (617) 796-8222 or eolmsted@govreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America Merrill Lynch Research
James Feldman
(646) 855-5808

Jefferies & Company, Inc.
Omotayo Okusanya
(212) 336-7076

JMP Securities
Mitch Germain
(212) 906-3546

Morgan Stanley
Vance Edelson
(212) 761-0078

RBC Capital Markets
Mike Carroll
(440) 715-2649

Wells Fargo Securities
Brendan Maiorana
(443) 263-6516

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Jamie Gitler
(212) 438-5049

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



180 Spring Street, Atlanta, GA.
Square Feet: 90,688.
Tenant: Immigration and Customs Enforcement.

KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Shares Outstanding:					
Common shares outstanding (at end of period)	54,722	54,674	54,664	54,644	47,144
Weighted average common shares outstanding	54,684	54,669	54,645	53,176	47,108
Common Share Data:					
Price at end of period	$ 23.93	$ 25.22	$ 25.73	$ 23.97	$ 23.40
High during period	$ 27.03	$ 26.93	$ 27.34	$ 24.68	$ 23.88
Low during period	$ 23.00	$ 23.13	$ 24.21	$ 21.95	$ 20.69
Annualized dividends declared per share during period	$ 1.72	$ 1.72	$ 1.72	$ 1.72	$ 1.68
Annualized dividend yield (at end of period)	7.2%	6.8%	6.7%	7.2%	7.2%
Annualized Normalized FFO[1] multiple (at end of period)	11.7x	11.8x	11.6x	11.3x	10.8x
Annualized property net operating income (NOI)[2] / total market capitalization	7.6%	7.9%	8.0%	7.8%	7.9%
Market Capitalization:					
Total debt (book value)	$ 510,343	$ 466,939	$ 470,026	$ 492,627	$ 610,709
Plus: market value of common shares (at end of period)	1,309,497	1,378,878	1,406,505	1,309,817	1,103,170
Total market capitalization	$ 1,819,840	$ 1,845,817	$ 1,876,531	$ 1,802,444	$ 1,713,879
Total debt / total market capitalization	28.0%	25.3%	25.0%	27.3%	35.6%
Book Capitalization:					
Total debt	$ 510,343	$ 466,939	$ 470,026	$ 492,627	$ 610,709
Plus: total shareholders' equity	1,000,462	1,021,119	1,029,187	1,027,451	870,993
Total book capitalization	$ 1,510,805	$ 1,488,058	$ 1,499,213	$ 1,520,078	$ 1,481,702
Total debt / total book capitalization	33.8%	31.4%	31.4%	32.4%	41.2%

[1] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of net income determined in accordance with United States generally accepted accounting principles, or GAAP, to those amounts.

[2] See Exhibit A for the calculation of net operating income, or NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

KEY FINANCIAL DATA



(dollar amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Selected Balance Sheet Data:					
Total assets	$ 1,553,079	$ 1,527,204	$ 1,539,970	$ 1,562,134	$ 1,524,787
Total liabilities	$ 552,617	$ 506,085	$ 510,783	$ 534,683	$ 653,794
Gross book value of real estate assets [1]	$ 1,689,578	$ 1,647,632	$ 1,645,567	$ 1,643,663	$ 1,605,456
Total debt / gross book value of real estate assets [1]	30.2%	28.3%	28.6%	30.0%	38.0%
Selected Income Statement Data:					
Rental income	$ 56,401	$ 55,934	$ 56,304	$ 54,629	$ 52,426
Adjusted EBITDA [2]	$ 32,084	$ 33,389	$ 34,523	$ 32,410	$ 30,135
NOI [3]	$ 34,622	$ 35,792	$ 36,814	$ 34,525	$ 32,956
NOI margin [4]	61.4%	63.9%	65.2%	62.9%	62.4%
Net income [5] [6]	$ 1,966	$ 15,204	$ 24,726	$ 13,191	$ 11,756
Normalized FFO [7]	$ 27,944	$ 29,281	$ 30,333	$ 28,127	$ 25,575
Common distributions paid	$ 23,510	$ 23,505	$ 23,497	$ 23,497	$ 19,782
Normalized FFO [7] payout ratio	84.1%	80.3%	77.5%	83.5%	77.3%
Per Share Data:					
Net income [5] [6]	$ 0.04	$ 0.28	$ 0.45	$ 0.25	$ 0.25
Normalized FFO [7]	$ 0.51	$ 0.54	$ 0.56	$ 0.53	$ 0.54
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	7.7x	8.2x	8.3x	7.6x	6.7x
Total debt / Annualized Adjusted EBITDA [2]	4.0x	3.5x	3.4x	3.8x	5.1x

[1] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties included in discontinued operations.

[2] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for the calculation of NOI and a reconciliation of net income determined in accordance with GAAP to those amounts.

[5] Net income for the three months ended March 31, 2013 includes a net gain on sale of properties from discontinued operations of $8.2 million, or $0.15 per share.

[6] Net income for the three months ended September 30, 2013 includes a loss on impairment of properties from discontinued operations of $10.1 million, or $0.19 per share.

[7] See Exhibit C for the calculation of FFO and Normalized FFO, and a reconciliation of net income determined in accordance with GAAP to those amounts.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share data)



	As of 9/30/2013	As of 12/31/2012
ASSETS		
Real estate properties:		
Land	$ 239,222	$ 234,395
Buildings and improvements	1,267,669	1,233,468
	1,506,891	1,467,863
Accumulated depreciation	(179,573)	(156,661)
	1,327,318	1,311,202
Assets of discontinued operations	26,207	47,142
Acquired real estate leases, net	131,683	144,402
Cash and cash equivalents	2,697	5,255
Restricted cash	1,590	1,553
Rents receivable, net	31,373	28,882
Deferred leasing costs, net	9,523	7,620
Deferred financing costs, net	4,366	5,718
Other assets, net	18,322	10,360
Total assets	$ 1,553,079	$ 1,562,134
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 69,000	$ 49,500
Unsecured term loan	350,000	350,000
Mortgage notes payable	91,343	93,127
Liabilities of discontinued operations	288	298
Accounts payable and accrued expenses	23,250	18,910
Due to related persons	1,784	3,719
Assumed real estate lease obligations, net	16,952	19,129
Total liabilities	552,617	534,683
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 70,000,000 shares authorized,		
54,722,468 and 54,643,888 shares issued and outstanding, respectively	547	547
Additional paid in capital	1,105,676	1,103,982
Cumulative net income	179,189	137,293
Cumulative other comprehensive income	32	99
Cumulative common distributions	(284,982)	(214,470)
Total shareholders' equity	1,000,462	1,027,451
Total liabilities and shareholders' equity	$ 1,553,079	$ 1,562,134

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars and share amounts in thousands, except per share data)



	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Rental income [1]	$ 56,401	$ 52,426	$ 168,639	$ 149,071
Expenses:				
Real estate taxes	6,255	5,498	19,060	16,520
Utility expenses	5,355	4,801	13,064	12,035
Other operating expenses	10,169	9,171	29,288	26,667
Depreciation and amortization	14,032	12,537	40,960	35,642
Acquisition related costs	1,562	763	1,701	1,057
General and administrative	2,941	3,529	9,350	9,071
Total expenses	40,314	36,299	113,423	100,992
Operating income	16,087	16,127	55,216	48,079
Interest and other income	10	7	20	21
Interest expense (including net amortization of debt premiums and deferred financing fees of $339, $339, $1,002 and $998, respectively)	(4,176)	(4,530)	(12,388)	(12,649)
Equity in earnings of an investee	64	115	219	236
Income from continuing operations before income tax benefit (expense)	11,985	11,719	43,067	35,687
Income tax benefit (expense)	36	(30)	(50)	(119)
Net income from continuing operations	12,021	11,689	43,017	35,568
Income (loss) from discontinued operations	(10,055)	67	(1,121)	1,201
Net income	$ 1,966	$ 11,756	$ 41,896	$ 36,769
Weighted average common shares outstanding	54,684	47,108	54,666	47,086
Income from continuing operations per common share	$ 0.22	$ 0.25	$ 0.79	$ 0.76
Income (loss) from discontinued operations per common share	$ (0.18)	$ -	$ (0.02)	$ 0.03
Net income per common share	$ 0.04	$ 0.25	$ 0.77	$ 0.78
Additional Data:				
General and administrative expenses / rental income	5.21%	6.73%	5.54%	6.09%
General and administrative expenses / total assets (at end of period)	0.19%	0.23%	0.60%	0.59%
Non-cash straight line rent adjustments [1]	$ 605	$ 1,101	$ 1,952	$ 2,584
Lease value amortization included in rental income [1]	$ (354)	$ (587)	$ (900)	$ (1,823)

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable payment obligations of our tenants to us, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands)



	For the Nine Months Ended	
	9/30/2013	9/30/2012
Cash flows from operating activities:		
Net income	$ 41,896	$ 36,769
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	26,016	23,897
Net amortization of debt premium and deferred financing fees	1,002	998
Straight line rental income	(2,308)	(2,669)
Amortization of acquired real estate leases	15,775	14,352
Amortization of deferred leasing costs	1,126	636
Other non-cash expenses	938	1,477
Loss on asset impairment	10,142	-
Net gain on sale of properties	(8,168)	-
Equity in earnings of an investee	(219)	(236)
Change in assets and liabilities:		
Restricted cash	(37)	(453)
Deferred leasing costs	(3,118)	(2,123)
Rents receivable	(483)	4,863
Other assets	(2,780)	(1,077)
Accounts payable and accrued expenses	4,009	2,690
Due to related persons	(1,450)	3,336
Cash provided by operating activities	82,341	82,460
Cash flows from investing activities:		
Real estate acquisitions and deposits	(35,848)	(180,976)
Real estate improvements	(14,924)	(10,474)
Proceeds from sale of properties, net	18,319	-
Cash used in investing activities	(32,453)	(191,450)
Cash flows from financing activities:		
Repayment of mortgage notes payable	(1,434)	(1,327)
Borrowings on unsecured revolving credit facility	107,500	173,000
Repayments on unsecured revolving credit facility	(88,000)	(351,500)
Proceeds from unsecured term loan	-	350,000
Financing fees	-	(1,964)
Distributions to common shareholders	(70,512)	(59,322)
Cash provided by (used in) financing activities	(52,446)	108,887
Decrease in cash and cash equivalents	(2,558)	(103)
Cash and cash equivalents at beginning of period	5,255	3,272
Cash and cash equivalents at end of period	$ 2,697	$ 3,169
Supplemental cash flow information:		
Interest paid	$ 11,386	$ 11,787
Income taxes paid	173	167
Non-cash financing activities:		
Issuance of common shares	$ 1,694	$ 1,847

DEBT SUMMARY



As of September 30, 2013
(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$550,000 unsecured revolving credit facility [2]	1.68%	1.68%	$ 69,000	10/19/2015	$ 69,000	2.1
$350,000 unsecured term loan [3]	1.93%	1.93%	350,000	1/11/2017	350,000	3.3
Weighted average for all unsecured floating rate debt	**1.89%**	**1.89%**	**$ 419,000**		**$ 419,000**	**3.1**
Secured Fixed Rate Debt:						
Secured debt - Two properties in Indianapolis, IN	5.73%	5.24%	$ 48,607	10/11/2015	$ 46,700	2.0
Secured debt - One property in Landover, MD	6.21%	6.21%	24,223	8/1/2016	23,296	2.8
Secured debt - One property in Tampa, FL	7.00%	5.15%	10,003	3/1/2019	7,890	5.4
Secured debt - One property in Lakewood, CO	8.15%	6.15%	8,510	3/1/2021	-	7.4
Weighted average for all secured fixed rate debt	**6.22%**	**5.57%**	**$ 91,343**		**$ 77,886**	**3.1**
Debt Summary:						
Total / weighted average floating rate debt	1.94%	1.89%	$ 419,000		$ 419,000	3.1
Total / weighted average secured fixed rate debt	6.22%	5.57%	91,343		77,886	3.1
Total / weighted average debt	**2.71%**	**2.55%**	**$ 510,343**		**$ 496,886**	**3.1**

[1] Includes the effect of unamortized fair value premium related to mortgage debt assumed.

[2] Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus a premium of 150 basis points. We also pay a facility fee of 35 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of 9/30/2013. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date by one year to 10/19/2016.

[3] The amount outstanding under our term loan bears interest at LIBOR plus a premium of 175 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of 9/30/2013. Our term loan is prepayable without penalty at any time.

DEBT MATURITY SCHEDULE



As of September 30, 2013

(dollars in thousands)

Year	Unsecured Floating Rate Debt		Secured Fixed Rate Debt[3]	Total[4]
2013	$ -		$ 499	$ 499
2014	-		2,072	2,072
2015	69,000	[1]	48,691	117,691
2016	-		24,708	24,708
2017	350,000	[2]	1,307	351,307
2018	-		1,415	1,415
2019	-		9,168	9,168
2020	-		1,333	1,333
2021 and thereafter	-		349	349
Total	$ 419,000		$ 89,542	$ 508,542
Percent of total debt	82.4%		17.6%	100.0%

[1] Represents amounts outstanding under our unsecured revolving credit facility at 9/30/2013. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date of our unsecured revolving credit facility by one year to 10/19/2016.

[2] Represents the outstanding balance of our unsecured term loan at 9/30/2013. Our term loan is prepayable without penalty at any time.

[3] Principal balances are the amounts actually payable pursuant to the applicable contracts. In accordance with GAAP, our carrying values may differ from these amounts because of market conditions at the time we assumed these debts.

[4] Our total debt as of 9/30/2013, including unamortized mortgage premiums, was $510,343.



LEVERAGE RATIOS AND COVERAGE RATIOS

	As of and for the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Leverage Ratios:					
Total debt / total market capitalization[1]	28.0%	25.3%	25.3%	27.3%	35.6%
Total debt / total book capitalization[1]	33.8%	31.4%	31.4%	32.4%	41.2%
Total debt / total assets[1]	32.9%	30.6%	30.6%	31.5%	40.1%
Total debt / gross book value of real estate assets [1][2]	30.2%	28.3%	28.6%	30.0%	38.0%
Secured debt [1] / total assets	5.9%	6.0%	6.0%	6.0%	6.1%
Coverage Ratios:					
Adjusted EBITDA[3] / interest expense[4]	7.7x	8.2x	8.2x	7.6x	6.7x
Total debt[1] / Annualized Adjusted EBITDA[3]	4.0x	3.5x	3.5x	3.8x	5.1x

[1] Debt includes the effect of unamortized mortgage premiums, if any, related to mortgage debts assumed at the time of real estate acquisitions.

[2] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties included in discontinued operations.

[3] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

[4] Interest expense includes the net amortization of mortgage premiums and deferred financing fees.

SUMMARY OF CAPITAL EXPENDITURES[1]

(dollars and sq. ft. in thousands, except per sq. ft. data)



	For the Three Months Ended									
	9/30/2013		6/30/2013		3/31/2013		12/31/2012		9/30/2012	
Tenant improvements [2]	$	3,783	$	606	$	1,793	$	2,951	$	1,927
Leasing costs [3]		891		1,290		835		2,452		2,446
Building improvements [4]		1,812		1,701		230		2,524		752
Recurring capital expenditures		6,486		3,597		2,858		7,927		5,125
Development, redevelopment and other activities [5]		4,503		712		414		2,572		2,195
Total capital expenditures	$	10,989	$	4,309	$	3,272	$	10,499	$	7,320
Average sq. ft. during period		9,823		9,644		9,644		9,520		8,975
Building improvements per average sq. ft. during period	$	0.18	$	0.18	$	0.02	$	0.27	$	0.08

[1] Amounts exclude properties included in discontinued operations.

[2] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[3] Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.

[4] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[5] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

ACQUISITION AND DISPOSITION INFORMATION SINCE 1/1/2013



(dollars and sq. ft. in thousands, except per sq. ft. data)

Acquisitions:

Date Acquired	City and State	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant - Occupant
Aug-13	Bethesda, MD	1	129	$ 18,300	$ 142	10.7%	2.6	100.0%	U.S. Government - National Institutes of Health
Aug-13	Chester, VA	1	228	12,503	55	8.3%	7.2	100.0%	U.S. Government - United States Army
	Total / Weighted Average	2	357	$ 30,803	$ 86	9.7%	4.5	100.0%	

[1] Represents the gross contract purchase price including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding acquisition costs.

[3] Average remaining lease term based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

Dispositions:

Date Sold	Location	Number of Properties	Sq. Ft.	Sale Price [5]	Net Book Value	Gain/(Loss) on Sale
Feb-13	Oklahoma City, OK	1	186	$ 16,300	$ 8,069	$ 8,198
Mar-13	Tuscon, AZ	1	31	2,189	2,080	$ (30)
		2	217	$ 18,489	$ 10,149	$ 8,168

[5] Represents the gross contract sale price and excludes closing costs.

PORTFOLIO INFORMATION


11411

11411 East Jefferson, Detroit, MI.
Square Feet: 55,966.
Tenant: U.S. Customs and Immigration Services.

PORTFOLIO SUMMARY[1]



As of September 30, 2013

	Number of Properties	Sq. Ft.[2]	% Sq. Ft.	% Rental Income Three Months Ended 9/30/2013	% NOI Three Months Ended 9/30/2013 [3]
Properties majority leased to the U.S. Government	61	7,549,460	75.5%	74.0%	75.5%
Properties majority leased to state governments	18	2,136,083	21.4%	21.7%	19.7%
Property majority leased to the United Nations	1	187,060	1.9%	4.3%	5.1%
Other properties (currently vacant)	1	128,390	1.2%	N/A	-0.4%
Total	81	10,000,993	100.0%	100.0%	100.0%

[1] Excludes properties included in discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

SUMMARY ACTUAL AND SAME PROPERTY RESULTS



(dollars and sq. ft. in thousands, except per sq. ft. data)

	Summary Actual Results [1] For the Three Months Ended		Summary Same Property Results [2] For the Three Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Properties (end of period)	81	77	69	69
Total sq. ft. [3]	10,001	9,396	8,554	8,554
Percent leased [4]	94.6%	93.5%	93.7%	92.9%
Rental income [5]	$ 56,401	$ 52,426	$ 50,185	$ 50,001
NOI [6]	$ 34,622	$ 32,956	$ 30,534	$ 31,220
NOI % margin	61.4%	62.9%	60.8%	62.4%
NOI % change	5.1%	-	-2.2%	-

	Summary Actual Results [1] For the Nine Months Ended		Summary Same Property Results [7] For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Properties (end of period)	81	77	66	66
Total sq. ft. [3]	10,001	9,396	8,378	8,378
Percent leased [4]	94.6%	93.5%	93.5%	92.7%
Rental income [5]	$ 168,639	$ 149,071	$ 148,099	$ 145,651
NOI [6]	$ 107,227	$ 93,849	$ 93,165	$ 91,367
NOI % margin	63.6%	63.0%	62.9%	62.7%
NOI % change	14.3%	-	2.0%	-

[1]   Based on properties we owned as of 9/30/2013, excluding properties included in discontinued operations.

[2]   Based on properties we owned as of 9/30/2013 and which we owned continuously since 7/1/2012, excluding properties included in discontinued operations.

[3]   Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[4]   Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.

[5]   We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

[6]   See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[7]   Based on properties we owned as of 9/30/2013 and which we owned continuously since 1/1/2012, excluding properties included in discontinued operations.



OCCUPANCY AND LEASING SUMMARY[1]

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Properties	81	79	79	79	77
Total sq. ft. [2]	10,001	9,644	9,644	9,644	9,396
Percentage leased	94.6%	94.1%	93.6%	93.6%	93.5%
Leasing Activity (sq. ft.):					
Government tenants	220	281	187	607	260
Non-government tenants	25	34	12	30	52
Total	245	315	199	637	312
% Change in GAAP Rent [3]:					
Government tenants	12.5%	-1.1%	15.6%	18.0%	-4.2%
Non-government tenants	-7.2%	-3.9%	-10.0%	-4.8%	21.5%
Total	10.6%	-1.4%	14.8%	16.8%	-0.7%
Leasing Cost and Concession Commitments [4]:					
Government tenants	$ 5,457	$ 4,614	$ 4,476	$ 2,670	$ 3,616
Non-government tenants	867	577	135	653	3,106
Total	$ 6,324	$ 5,191	$ 4,611	$ 3,323	$ 6,722
Leasing Cost and Concession Commitments per Sq. Ft. [4]:					
Government tenants	$ 24.85	$ 16.42	$ 23.95	$ 4.39	$ 13.94
Non-government tenants	$ 33.54	$ 17.18	$ 11.63	$ 22.37	$ 59.64
Total	$ 25.77	$ 16.50	$ 23.23	$ 5.21	$ 21.57
Weighted Average Lease Term by Sq. Ft. (years):					
Government tenants	8.1	14.4	3.9	5.4	9.4
Non-government tenants	5.6	5.1	3.5	5.1	9.1
Total	7.8	13.4	3.8	5.4	9.3
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
Government tenants	$ 3.06	$ 1.14	$ 6.19	$ 0.81	$ 1.48
Non-government tenants	$ 6.01	$ 3.37	$ 3.34	$ 4.25	$ 6.55
Total	$ 3.28	$ 1.23	$ 6.04	$ 0.97	$ 2.31

[1] Excludes properties included in discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percent difference in prior rents charged for same space or, in the case of space acquired vacant, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to us and exclude lease value amortization.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.

LEASING ANALYSIS BY TENANT TYPE[1]



Tenant Type	Sq. Ft. Leased as of 6/30/2013[2]	% of Sq. Ft. Leased as of 6/30/2013[2]	Sq. Ft. During the Three Months Ended 9/30/2013				Sq. Ft. Leased as of 9/30/2013[2]	% of Sq. Ft. Leased as of 9/30/2013[2]
			Expired Leases	Lease Renewals Executed	New Leases Executed	Properties Acquired		
U.S. Government	6,476,719	72.1%	(150,030)	103,717	52,665	356,753	6,839,824	72.3%
State Government	1,790,519	19.2%	(62,035)	63,212	-	-	1,791,696	18.9%
United Nations	187,060	2.0%	-	-	-	-	187,060	2.0%
Non-government	625,643	6.7%	(12,371)	9,079	16,773	-	639,124	6.8%
	9,079,941	100%	(224,436)	176,008	69,438	356,753	9,457,704	100%

[1] Excludes properties included in discontinued operations.

[2] Sq. ft. leased is pursuant to leases existing as of the measurement date, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

TENANT LIST[1]



As of September 30, 2013

Tenant	Sq. Ft. [2]	% of Total Sq. Ft. [2]	% of Annualized Rental Income [3]
U.S. Government:			
1 U.S. Customs & Immigration Service	697,148	7.0%	11.6%
2 Internal Revenue Service	1,041,806	10.4%	9.4%
3 Department of Justice	269,541	2.7%	4.4%
4 Department of Agriculture	337,500	3.4%	4.1%
5 Federal Bureau of Investigation	339,485	3.4%	4.0%
6 Centers for Disease Control	352,876	3.5%	3.3%
7 Department of Veterans Affairs	293,660	2.9%	3.0%
8 Defense Intelligence Agency	266,000	2.7%	2.3%
9 Department of Homeland Security	127,508	1.3%	2.1%
10 National Park Service	166,745	1.7%	2.1%
11 National Business Center	212,996	2.1%	2.1%
12 Department of Energy	220,702	2.2%	2.1%
13 Food and Drug Administration	133,920	1.3%	1.9%
14 U.S. Courts	115,366	1.2%	1.8%
15 Social Security Administration	171,217	1.7%	1.7%
16 Natural Resource Center	150,551	1.5%	1.4%
17 Drug Enforcement Agency	147,955	1.5%	1.4%
18 National Archives and Record Administration	352,064	3.5%	1.4%
19 National Institutes of Health	128,645	1.3%	1.4%
20 Bureau of Land Management	183,325	1.8%	1.3%
21 U.S. Postal Service	321,800	3.2%	1.0%
22 Defense Nuclear Facilities Board	58,931	0.6%	1.0%
23 Military Entrance Processing Station	56,931	0.6%	0.9%
24 Occupational Health and Safety Administration	57,770	0.6%	0.9%
25 Centers for Medicare and Medicaid Services	78,361	0.8%	0.8%
26 Financial Management Service	98,073	1.0%	0.8%
27 Department of Housing and Urban Development	88,559	0.9%	0.7%
28 Environmental Protection Agency	43,232	0.4%	0.7%
29 Department of the Army	228,108	2.3%	0.7%
30 Bureau of Prisons	51,138	0.5%	0.4%
31 Equal Employment Opportunity Commission	19,409	0.2%	0.2%
32 National Labor Relations Board	10,615	0.1%	0.1%
33 Department of State	5,928	0.1%	0.1%
34 Executive Office for Immigration Review	5,500	0.1%	0.0%
35 Department of Labor	6,459	0.1%	0.0%
Subtotal U. S. Government	6,839,824	68.4%	71.2%

Tenant	Sq. Ft. [2]	% of Total Sq. Ft. [2]	% of Annualized Rental Income [3]
State Government:			
1 State of Massachusetts - three agency occupants	307,119	3.2%	4.3%
2 State of California - seven agency occupants	365,371	3.7%	3.8%
3 State of Georgia - Department of Transportation	293,035	2.9%	2.5%
4 State of Oregon - three agency occupants	199,018	2.0%	2.0%
5 State of New Jersey - Department of Treasury	173,189	1.7%	2.0%
6 State of Washington - Social and Health Services	111,908	1.1%	1.2%
7 State of South Carolina - five agency occupants	121,561	1.2%	0.6%
8 State of Minnesota - two agency occupants	71,821	0.7%	0.6%
9 State of Maryland - three agency occupants	84,674	0.7%	0.6%
10 State of New York - Department of Agriculture	64,000	0.6%	0.5%
Subtotal State Government	1,791,696	17.9%	18.1%
The United Nations	187,060	1.9%	4.6%
144 Non-Government Tenants	639,124	6.4%	6.1%
Subtotal Leased Square Feet	9,457,704	94.6%	100.0%
Available for Lease	543,289	5.4%	--
Total Square Feet	10,000,993	100.0%	100.0%

[1] Amounts exclude properties included in discontinued operations.

[2] Sq. ft. is pursuant to leases existing as of 9/30/2013, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percentage of annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.



LEASE EXPIRATION SCHEDULE[1]

As of September 30, 2013
(dollars and sq. ft. in thousands)

	Number of Tenants Expiring	Sq. Ft. Expiring [2]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [3]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2013	24	305	3.2%	3.2%	$ 8,644	3.9%	3.9%
2014	32	289	3.1%	6.3%	5,893	2.6%	6.5%
2015	37	1,288	13.6%	19.9%	29,642	13.3%	19.8%
2016	37	849	9.0%	28.9%	27,950	12.5%	32.3%
2017	32	620	6.6%	35.5%	12,712	5.7%	38.0%
2018	31	1,061	11.2%	46.7%	28,154	12.6%	50.6%
2019	17	1,293	13.7%	60.4%	30,194	13.5%	64.1%
2020	16	1,021	10.8%	71.2%	23,832	10.7%	74.8%
2021	10	848	9.0%	80.2%	16,307	7.3%	82.1%
2022 and thereafter	23	1,884	19.8%	100.0%	39,621	17.9%	100.0%
Total	259	9,458	100.0%		$ 222,949	100.0%	

| Weighted average remaining lease term (in years) | | 5.7 | | | 5.4 | | |

[1] Excludes properties included in discontinued operations.

[2] Sq. ft. is pursuant to leases existing as of 9/30/2013, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Annualized rental income is defined as the annualized contractual base rents from our tenants pursuant to our lease agreements with them as of 9/30/2013, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excludes lease value amortization.

EXHIBITS



2020 South Arlington Heights Road, Arlington Heights, IL.
Square Feet: 57,770.
Tenant: U.S. Occupational Health and Safety Administration.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)   EXHIBIT A



(dollars in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Calculation of NOI:				
Rental income [(1)]	$ 56,401	$ 52,426	$ 168,639	$ 149,071
Operating expenses	(21,779)	(19,470)	(61,412)	(55,222)
Property net operating income (NOI)	$ 34,622	$ 32,956	$ 107,227	$ 93,849
Reconciliation of NOI to Net Income:				
Property net operating income (NOI)	$ 34,622	$ 32,956	$ 107,227	$ 93,849
Depreciation and amortization	(14,032)	(12,537)	(40,960)	(35,642)
Acquisition related costs	(1,562)	(763)	(1,701)	(1,057)
General and administrative	(2,941)	(3,529)	(9,350)	(9,071)
Operating income	16,087	16,127	55,216	48,079
Interest and other income	10	7	20	21
Interest expense	(4,176)	(4,530)	(12,388)	(12,649)
Equity in earnings of an investee	64	115	219	236
Income tax benefit (expense)	36	(30)	(50)	(119)
Income from continuing operations	12,021	11,689	43,017	35,568
Discontinued operations:				
Income (loss) from discontinued operations	(10,055)	67	(9,289)	1,201
Net gain on sale of propertiees from discontinued operations	-	-	8,168	-
Net income	$ 1,966	$ 11,756	$ 41,896	$ 36,769

[(1)] We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments of approximately $605 and $1,101 for the three months ended September 30, 2013 and 2012, respectively, and $1,952 and $2,584 for the nine months ended September 30, 2013 and 2012, respectively. Rental income includes non-cash amortization of intangible lease assets and liabilities of approximately ($354) and ($587) for the three months ended September 30, 2013 and 2012, respectively, and ($900) and ($1,823) for the nine months ended September 30, 2013 and 2012, respectively. Rental income also includes reimbursements, tax escalations, parking revenues, service income and other fixed and variable payments received by us from our tenants.

We calculate NOI as shown above. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA

EXHIBIT B



(dollars in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Net income	$ 1,966	$ 11,756	$ 41,896	$ 36,769
Add: interest expense	4,176	4,530	12,388	12,649
income tax (benefit) expense	(36)	30	50	119
depreciation and amortization from continuing operations	14,032	12,537	40,960	35,642
depreciation and amortization from discontinued operations	242	519	1,026	1,639
EBITDA	20,380	29,372	96,320	86,818
Add: loss on asset impairment from discontinued operations	10,142	-	10,142	-
acquisition related costs	1,562	763	1,701	1,057
Less: net gain on sale of properties from discontinued operations	-	-	(8,168)	-
Adjusted EBITDA	$ 32,084	$ 30,135	$ 99,995	$ 87,875

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.



CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

EXHIBIT C

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Net income	$ 1,966	$ 11,756	$ 41,896	$ 36,769
Add: depreciation and amortization from continuing operations	14,032	12,537	40,960	35,642
depreciation and amortization from discontinued operations	242	519	1,026	1,639
loss on asset impairment from discontinued operations	10,142	-	10,142	-
Less: net gain on sale of properties from discontinued operations	-	-	(8,168)	-
FFO	26,382	24,812	85,856	74,050
Add: acquisition related costs	1,562	763	1,701	1,057
Normalized FFO	$ 27,944	$ 25,575	$ 87,557	$ 75,107
Weighted average common shares outstanding	54,684	47,108	54,666	47,086
FFO per share	$ 0.48	$ 0.53	$ 1.57	$ 1.57
Normalized FFO per share	$ 0.51	$ 0.54	$ 1.60	$ 1.60

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, excluding loss on impairment of real estate assets and any gain or loss on sale of properties, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and between us and other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.